eAcceleration Corp.
                             1223 NW Finn Hill Road
                            Poulsbo, Washington 98370


                                                   March 5, 2001


Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: eAcceleration Corp. Request for Withdrawal of Registration Statement on Form SB-2 (File No. 333-90867).

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, eAcceleration Corp. (the "Company") hereby applies for an Order granting the immediate withdrawal of its Registration Statement of Form SB-2, File No. 333-90867, together with all amendments and exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed on November 12, 1999 and was declared effective by the SEC on August 14, 2000.

     The Company is requesting such withdrawal as a result of its inability to sell at least the minimum number of shares of its common stock set forth in the Registration Statement under the terms of the Company's offering (the "Offering"). No shares of the Company's common stock have been issued or sold in the Offering, and the funds that were paid by subscribers in connection with the Offering, all of which were kept in an escrow account, have been sent back to such subscribers by the Company's escrow agent.

     Please direct all inquiries to Neil M. Kaufman, Esq. of Kaufman & Moomjian, LLC (counsel to the Company) at (516) 222-5100.

                                   Very truly yours,

                                   eAcceleration Corp.


                                   By: /s/ Clint Ballard
                                       ---------------------------------------
                                       Clint Ballard
                                       President and Chief  Executive Officer